UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                January 24, 2005

                         Commission File Number 0-21392

                            AMARIN CORPORATION PLC
               (Translation of registrant's name into English)

                              7 Curzon Street
                              London W1J 5HG
                                 England
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes [   ]       No [X]



Attachment:

Material Events

(a)  Amarin Corporation announces appointment of non-executive directors.


   This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, (c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, (d) the registration statement on Form F-3 (Registration No. 333-121431) of Amarin Corporation plc and in the prospectus contained therein and (e) the registration statement on Form F-3 (Registration No. 333-121760) of Amarin Corporation plc and in the prospectus contained therein,, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.



                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMARIN CORPORATION PLC

                                    By: /s/ ALAN COOKE
                                    Name: Alan Cooke
                                    Title: Chief Financial Officer


Date: January 24, 2005



EXHIBIT INDEX




Index to Exhibits


Exhibit Item                      Sequentially Numbered Page

(a) Material event description                4





Contact:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com

Alan Cooke
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com



AMARIN CORPORATION PLC APPOINTS SIMON KUKES AND MICHAEL WALSH AS DIRECTORS

LONDON, United Kingdom, January 24, 2005 - Amarin Corporation plc (NASDAQSC:
AMRN), the UK-based neuroscience pharmaceutical company, today announced the appointment of Simon Kukes and Michael Walsh as non-executive directors.

Thomas Lynch, chairman of Amarin, said:

"We are privileged that businessmen of this caliber and experience are joining Amarin's board at this pivotal time as we progress the clinical development of Miraxion(TM), our exciting compound which we believe has the potential to improve the lives of thousands of Huntington's disease sufferers. Dr Kukes and Dr Walsh have been exemplary business leaders for many years and both possess a distinguished academic background."

Simon Kukes

Dr Kukes is an American citizen. He was President and Chief Executive of Tyumen Oil Company (TNK) from 1998 until its merger with British Petroleum (BP) in 2003. He then joined Yukos Oil as chairman. He also served as chief executive of Yukos in 2003 until June 2004. In 1999, he was voted one of the Top 10 Central European Executives by the Wall Street Journal Europe and in 2003 he was named by The Financial Times and PricewaterhouseCoopers as one of the 64 most respected business leaders in the world. He owns approximately 8% of the ordinary stock in Amarin.

Dr Kukes has a primary degree in Chemical Engineering from the Institute for Chemical Technology, Moscow and a PhD in Physical Chemistry from the Academy of Sciences, Moscow and was a Post-Doctoral Fellow of Rice University, Houston, Texas. He is the holder of more than 130 patents and has published more than 60 scientific papers. He is currently a member of the Council of Energy, Marine Transportation and Public Policy at Columbia University in New York.

Michael Walsh

Dr Walsh is executive director of International Investment and Underwriting ("IIU"), a private equity firm based in Dublin with numerous international investments. Dr Walsh is Chairman of Irish Nationwide Building Society, one of Ireland's largest financial institutions. He is a non-executive director of a number of companies including London City Airport, Daon, a company involved in biometric authentication and Seer Partners, a technology oriented venture capital company.

Dr. Walsh has BComm and MBS degrees from University College Dublin and MBA and PhD degrees from the Wharton School, University of Pennsylvania. Prior to IIU, he was an executive director of NCB Group Ltd, one of Ireland's leading stockbrokers. He was previously Professor of Banking and Finance at University College Dublin.

About Amarin Corporation

Amarin Corporation is a neuroscience pharmaceutical company based in London and in Stirling, Scotland, focused on the development and commercialisation of novel drugs for the treatment of neurological disorders affecting the central nervous system. Miraxion, Amarin's lead compound, has completed one Phase III clinical trial for the treatment of Huntington's disease, a fatal genetic neurodegenerative disease causing dementia, chorea and impairment of voluntary movement resulting in the progressive loss of independence.

The company is currently finalising the protocols for a further two Phase III clinical trials of Miraxion. In addition, the company recently announced positive data analysis from two exploratory Phase II clinical studies on the use of Miraxion to treat depression.

On October 1 last, Thomas Lynch, Amarin's chairman, announced that he had purchased a 25% interest in Amarin previously owned by Elan Corporation plc. On October 7, the company announced that it had raised $12.75 million through a private placing. Amarin stock trades on NASDAQSC (ticker: AMRN) and there are approximately 38 million shares issued.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the uncertainty of entering into and consummating a definitive agreement on terms acceptable to the parties, the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2003 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.